UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file no. 1-11430

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.

 622 Third Avenue
New York, New York, 10017-6707

Report of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
 of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 21, 2016

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2015	2014
Assets:
Investments, at fair value (Notes 3 & 4):
Cash equivalents	$1,138	$172
In securities of participating employer	34,303	45,015
In securities of unaffiliated issuers:
Common stock	16,297	16,293
Common collective funds	57,003	48,848
Pooled separate account	71,581	31,255
Mutual funds	108,702	64,427
Total investments, at fair value	289,024	206,010

Notes receivable from participants	5,460	2,708
Cash - non-interest bearing	1,339	893
Due from broker	--	335

Net assets available for benefits, before adjustment below	295,823	209,946

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (Note 3)	194	(174)

Net assets available for benefits	$296,017	$209,772

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2015	2014
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 3)	$(17,597)	$14,741
Dividends	2,501	1,706
Interest	1,283	550

Investment (loss) income	(13,813)	16,997

Interest from notes receivable from participants	245	113

Contributions:
Participants	13,294	6,483
Employer	6,282	2,874

Total contributions	19,576	9,357

Total additions	6,008	26,467

Reductions from net assets attributed to:
Benefits paid to participants	40,385	13,126
Administrative expenses	177	60

Total reductions	40,562	13,186

Net (decrease) increase before transfer	(34,554)	13,281

Transfer from AMCOL International Savings and Investment Plan (Note 1)	120,799	--

Net increase after transfer	86,245	13,281

Net assets available for benefits:
Beginning of year	209,772	196,491
End of year	$296,017	$209,772

See accompanying notes to the financial statements.

(1)	Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the Plan Sponsor or Company).  Employees who generally work more than 20 hours per week become eligible to participate in the Plan on the date of their employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings (as defined). Contributions may be made on a before-tax basis, on an after-tax basis, or on a combined basis.  Employee contributions of the first 3% of the participant's eligible contributions will be matched 100% by the Company and the next 2% will be matched 50% by the Company to a maximum limit of $265,000.  Employee contributions in excess of 5% will not be matched. While it is the Company's intention to make matching contributions each payroll period, the Company's Board of Directors reserves the right to increase, reduce or eliminate matching contributions for any Plan Year, or for any payroll period. The Company's matching contributions are invested solely in the Company's common stock. Participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan.
Employees initially eligible to participate in the Plan on or after January 1, 2012 will be automatically enrolled at a 3% contribution rate.  Newly eligible participants have approximately 45 days from their initial eligibility date to choose a different pre-tax percentage, contribute on an after-tax basis or to opt not to participate in the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The maximum before-tax contribution limit for participants under age 50 was $18,000 for 2015 and $17,500 for 2014.  However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (IRC). All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make pre-tax catch-up contributions in accordance with certain regulations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are fully vested in the entire value of their accounts at the time of contribution.
Investment Options
Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options as of December 31, 2015:
New York Life Insurance Anchor Account III: This fund is a New York Life Insurance Company pooled separate account which invests in fixed income securities.

BlackRock US Government Bond Portfolio: This fund invests in bonds backed by the U.S. government or by government-linked agencies.
Prudential Total Return Bond Fund: This fund invests primarily in bonds.
State Street Target Retirement Securities Lending Series Funds: These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the strategy target date grows nearer. The strategy target dates range from 2015 to 2055. The investments are in a combination of U.S. stocks, international stocks, bonds and cash.

Alliance Bernstein Discovery Value Fund: This fund invests primarily in small and mid-capitalization stocks.
American Beacon Large Cap Value Fund: The fund normally invests at least 80% of assets in equity securities of large market capitalization U.S. companies.

American Funds - Fundamental Investors Fund: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

Black Rock Equity Index Fund: This fund invests in the same stocks held in the S & P 500 Index.

Eaton Vance AtlCapSMID-Cap: This fund invests primarily in small and mid-capitalization stocks.
Ivy International Core Equity Fund: This fund invests primarily in equity securities of companies located in, or principally traded largely in developed European and Asian/Pacific Basin markets.  This fund typically will have less than 20% of assets invested in U.S. stocks.
Janus Triton Fund (I): This fund invests in equity securities of small and medium-sized companies.
Mainstay Balanced Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stock and 40% in fixed income securities and cash equivalents.

MFS International Value R4 Fund: This fund primarily invests its assets in foreign equity securities, including emerging market equity securities.
Vanguard Life Strategy Conservative Growth Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund's assets are invested in bonds and 40% in common stocks and cash equivalents.
Vanguard Life Strategy Growth Fund: This fund is invested in stocks and bonds.  Approximately 80% of the fund's assets are invested in stocks and 20% in bonds.
Vanguard Life Strategy Moderate Growth Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stock and 40% in fixed income securities and cash equivalents.
Wells Fargo Advantage Large Growth Fund: This fund invests primarily in stocks.  Approximately 80% of its net assets are invested in equity securities of large-capitalization companies and up to 25% of its total assets in equity securities of foreign issuers.

State Street Russell Small/Mid Cap Index Non-Lending Series Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.

State Street S&P Midcap 400 Index Securities Lending Series Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock.  The MTI Common Stock Fund is a participant-directed fund. All Company matching contributions are invested in this fund, and once deposited; the investments are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc.  The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established.  No new contributions or transfers can be made into this fund, however, participants are allowed to transfer balances from this fund into other investment options.

TD Ameritrade Brokerage Account: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds, common stock and cash and cash equivalents.
Notes Receivable from Participants

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

Loans must be repaid over a period of not more than five years; however, if the loan is used to purchase a principal residence, the loan can be repaid over a period of not more than fifteen years. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 10.50% for both 2014 and 2015 which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account.  In-service withdrawals, including hardship withdrawals, may also be made under certain circumstances.
Transfers
On May 9, 2014, pursuant to the Merger Agreement dated March 10, 2014, the Company acquired AMCOL International Corporation ("AMCOL").  As a result of the acquisition and subsequent integration, the Savings and Investment Plan of AMCOL International was merged into the Minerals Technologies Inc. Savings and Investment Plan effective January 1, 2015.

(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Asset Valuation and Income Recognition

The Plan's investments are stated at fair value.  Short-term investments are recorded at cost, which approximates fair value.  The common stock within the MTI Common Stock Fund, Pfizer Common Stock Fund, and the shares of mutual funds, including those held in the brokerage account are valued using quoted market prices.  Common collective funds and the pooled separate account are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund. These investments do not have a readily determinable fair value and  the Fund relies on net asset values as the fair value for certain investments as of the Plan's measurement date.

The funds in the pooled separate account are invested in benefit responsive investments contracts and are presented at fair value in the statements of net assets available for benefits with a corresponding adjustment to contract value and the related investment activity is presented at contract value in the statements of changes in net assets available for benefits. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade date basis.  The net appreciation (depreciation) in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan agreement.

Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Pronouncements

On May 1, 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. Management is currently evaluating the impact of adopting this new accounting standard update on the Plan's financial statement disclosures.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting—Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient.  The standard amends three parts of plan accounting.  The amendments in Part I removes the requirement to measure fully-benefit responsive investment contracts to be measured at fair value and now requires contracts to be measured, presented, and disclosed only at contract value.  Part II of the amendment eliminates the requirement to disclose (1) individual investment that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investment by general type.  Finally, Part III of the amendment proves a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end. The amendments in Part I, II, and III of the ASU are effective for fiscal years beginning after December 15, 2015. Early adoption of one or more parts of the amendment is permitted. Management is currently evaluating the impact of this standard on the Plan's financial statements disclosures.

(3)	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets:

(dollars and units in thousands)	December 31,
	2015	2014
MTI Common Stock Fund,
748 units and 648 units, respectively	$34,303	$45,015

Pfizer Common Stock Fund,
482 units and 523 units, respectively	$15,573	$16,293

New York Life Insurance Anchor Account III,
71,772 units and 31,081 units, respectively *	$71,581	$31,255

American Funds - Fundamental Investors Fund,
444 units and 442 units, respectively	$22,498	$22,965

Black Rock Equity Index Fund,
1,394 units and 1,305 units, respectively	$31,202	$28,812

Mainstay Balanced Fund,
581 units and 492 units, respectively	$17,339	$16,141
Vanguard Life Strategy Moderate Growth,
713 units in 2015 **	$16,444	$--

*	Contract value as of December 31, 2015 and 2014 of the New York Life Insurance Anchor Account was $71,775 and $31,081 respectively. Amounts presented in the table reflect fair value.
**	The Vanguard Life Strategy Moderate Growth Fund was added to the Plan's investment portfolio in 2015.

For the years ended December 31, 2015 and 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as those held during the year) appreciated in value as follows:
1.
(dollars in thousands)	Year Ended December 31,
	2015	2014
Common stock	$(15,865)	$6,557
Common collective funds	(946)	4,526
Mutual funds	(786)	3,658

Total	$(17,597)	$14,741

Investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan's investment in the New York Life Insurance Anchor Account III holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2015 and 2014. Although the Trust is reported at fair value, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits present the fair value of the Trust as well the amount necessary to adjust this fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

The average yield of the underlying assets earned by the Plan from the New York Life Insurance Anchor Account III was 2.09% and 2.14% at December 31, 2015 and 2014, respectively. The average crediting interest rate was 1.64% and 1.69% at December 31, 2015 and 2014, respectively.

The existence of certain conditions can limit the Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2015, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder's interest in the Trust without the need to access investment contracts.

(4)	Fair Value Measurements

There is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 or 2014.

Equity securities: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

Mutual funds:  Registered investment companies are public investment vehicles valued using net asset value ("NAV") provided by the administrator of the mutual fund. These securities are valued using quoted market prices.  The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

Common collective funds: Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  These are investment vehicles valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The Fund relies on net asset values as the fair value for common collective funds as of the Plan's measurement date.  There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the common collective trust funds. The NAV is classified within Level 2 of the fair value hierarchy.

Pooled separate account:  Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.  The NAV is classified within Level 2 of the fair value hierarchy. There are no imposed redemption restrictions.

Cash equivalents: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

The following tables sets forth by level, the Plan's financial assets at fair value as of December 31, 2015 and 2014. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The method described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair value. There were no transfers between fair value levels during 2015 and 2014.

(dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)		Valuation techniques based on observable market data (Level II)		Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2015

Cash equivalents	$1,138		$--		$--	$1,138

Common collective funds
Age-Based Funds	$--		$15,637		$--	$15,637
Index Based Funds	$--		$41,366		$--	$41,366
Total common collective trusts	$--		$57,003		$--	$57,003

Pooled separate account	$--		$71,581		$--	$71,581

Mutual funds
Fixed income funds	$9,805		$--		$--	$9,805
Equity Funds	$52,056		$--		$--	$52,056
Growth & Income funds	$41,338		$--		$--	$41,338

Mutual funds - Participant-Directed Brokerage Account
Equity Funds –Capital Growth	$2,511		$--		$--	$2,511
Equity Funds – Current Income	$902		$--		$--	$902
Balanced Funds	$887	$		$		$887
Fixed Income Funds	$921		$--		$--	$921
Total Return Funds	$-	$		$		$-
International Funds	$282		$--		$--	$282

Total mutual funds	$108,702		$--		$--	$108,702

Common stock
Participant-Directed Brokerage Account	$724		$--		$--	$724
Pharmaceuticals	$15,573		$--		$--	$15,573
Industrial	$34,303		$--		$--	$34,303
Total common stock	$50,600		$--		$--	$50,600
Total investments	$160,440		$128,584		$--	$289,024

(dollars in thousands)
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)		Valuation techniques based on observable market data (Level II)		Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2014

Cash equivalents	$172		$--		$--	$172

Common collective funds
Age-Based Funds	$--		$12,802		$--	$12,802
Index Based Funds	$--		$36,046		$--	$36,046
Total common collective funds	$--		$48,848		$--	$48,848

Pooled separate account	$--		$31,255		$--	$31,255

Mutual funds
Fixed income funds	$7,042		$--		$--	$7,042
Equity Funds	$34,283		$--		$--	$34,283
Growth & Income funds	$20,581		$--		$--	$20,581

Mutual funds - Participant-Directed Brokerage Account
Equity Funds –Capital Growth	$879		$--		$--	$879
Equity Funds – Current Income	$161		$--		$--	$161
Balanced Funds	$1,218	$		$		$1,218
Fixed Income Funds	$227		$--		$--	$227
Total Return Funds	$--	$		$		$-
International Funds	$36		$--		$--	$36

Total mutual funds	$64,427		$--		$--	$64,427

Common stock
Pharmaceuticals	$16,293		$--		$--	$16,293
Industrial	$45,015		$--		$--	$45,015
Total common stock	$61,308		$--		$--	$61,308
Total investments	$125,907		$80,103		$--	$206,010

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA.  Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as of the date of such termination.  No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)	Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated December 27, 2013, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  Although the Plan has been amended and restated since receiving the determination letter, the Company and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
 U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or de-recognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or de-recognition of an asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax audits for years prior to 2012.

(7)	Administrative and Investment Advisor Costs

All costs of administering the Plan are paid by the Plan and amounted to $177,127 and $60,144 for the years ended December 31, 2015 and 2014, respectively. Participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the participant directed brokerage account. Investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. Investment advisory fees and costs are deducted and reflected in the net appreciation (depreciation) in the fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

(8)	Related-Party Transactions

New York Life Trust Company is Trustee and recordkeeper of the Plan. Certain Plan investments in the pooled separate account and mainstay mutual funds are managed by New York Life Investment Management LLC, an affiliate of New York Life Insurance Company.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.
(9)	Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which principally invest in securities of a single issuer.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds or common collective funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances. Plan investments included a variety of investment that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

(10)	Subsequent Events

The Plan evaluated events subsequent to December 31, 2015 and through June 21, 2016, the date on which the financial statements were issued, and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

(11)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments on the Form 5500. The following is a reconciliation of  net assets available for benefits per the financial statements as of December 31, 2015  and 2014, respectively, to the Form 5500 (in thousands):

	December 31,
	2015	2014
Net assets available for benefits , per financial statements	$296,017	$209,772
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(194)	174

Net assets available for benefits, per the Form 5500	$295,823	$209,946

The following is a reconciliation of the total net increase (decrease) in net assets available for benefits per the financial statements for the year ended December 31, 2015 and 2014, respectively, to the Form 5500 (in thousands):

	December 31,
	2015	2014
Total net increase per the financial statements	$86,245	$13,281
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - current year	(194)	174

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - prior year	(174)	(159)
Transfer of assets	(120,799)	--

Total net (loss) income per the Form 5500	$(34,922)	$13,296

MINERALS TECHNOLOGIES INC.
 SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015
 (in thousands)

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Cash Equivalents:
	TD Ameritrade Participant-Directed Brokerage Account	various money market accounts		$1,138	$1,138

	Pooled Separate Account:

*	New York Life Insurance Anchor Acct III	71,774	units	$71,774	$71,581

	Common Collective Funds:

	Target Retirement 2015 Strategy
	State Street Target Retirement 2015 Securities Lending Series Fund	139	units	$2,096	$2,231

	Target Retirement 2020 Strategy
	State Street Target Retirement 2020 Securities Lending Series Fund	91	units	$2,895	$3,254

	Target Retirement 2025 Strategy
	State Street Target Retirement 2025 Securities Lending Series Fund	216	units	$3,184	$3,642

	Target Retirement2030 Strategy
	State Street Target Retirement 2030 Securities Lending Series Fund	44	units	$1,976	$2,057

	Target Retirement 2035 Strategy
	State Street Target Retirement 2035 Securities Lending Series Fund	112	units	$1,743	$1,868

	Target Retirement2040 Strategy
	State Street Target Retirement Securities Lending Series Fund	14	units	$761	$794

	Target Retirement2045 Strategy
	State Street Target Retirement 2045 Securities Lending Series Fund	53	units	$858	$888

	Target Retirement2050 Strategy
	State Street Target Retirement 2045 Securities Lending Series Fund	28	units	$402	$389

	Target Retirement2055 Strategy
	State Street Target Retirement 2045 Securities Lending Series Fund	15	units	$165	$159

	Black Rock Equity Index Fund	1,394	units	$21,504	$31,202

State Street Russell Small/Midcap Index Non-Lending Series Fund	85	units	$3,322	$3,624

State Street S&P Midcap Index Securities Lending Series Fund	87	units	$5,846	$6,540

Age Based Lifetime Strategy
SSgA Age Based Lifetime Income Strategy Fund	23	units	$357	$355

Total Common Collective Funds			$45,109	$57,003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Mutual Funds:

	Alliance Bernstein Discovery Value Fund	59	units	$1,176	$1,048

	American Beacon Large Cap Value Fund	236	units	$5,887	$5,425

	American Funds - Fundamental Investors Fund	444	units	$19,345	$22,498

	BlackRock US Government Bond Portfolio	128	units	$1,361	$1,337

	Eaton Vance AtlCapSMID-Cap	77	units	$2,003	$1,990

	Ivy International Core Equity Fund	468	units	$8,507	$7,849

	Janus Triton Fund (I)	114	units	$2,758	$2,522

*	Mainstay Balanced Fund	581	units	$17,293	$17,339

	MFS International Value R4	107	units	$3,653	$3,656

	Prudential Total Return Bond Fund	607	units	$8,648	$8,468

	Vanguard Life Strategy Conservative Growth	143	units	$2,653	$2,548

	Vanguard Life Strategy Growth	184	units	$5,306	$5,007

	Vanguard Life Strategy Moderate Growth	713	units	$17,173	$16,444

	Wells Fargo Advantage Large Cap Growth Fund	152	units	$7,174	$7,068

	Mutual Fund Window
	TD Ameritrade Participant-Directed Brokerage Account -	various mutual fund investments		$5,503	$5,503

	Total Mutual Funds			$108,440	$108,702

	TD Ameritrade Participant-Directed Brokerage Account -	various common stock investments		$724	$724
*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	748	units	$30,848	$34,303

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	482	units	$11,742	$15,573
	Total Common Stock			$43,314	$50,600

*	Notes receivable from participants	676 loans to participants with interest rates of 4.25% to 10.5% with various maturity dates through 2030		$-	$5,460
	Total				$294,484

* Parties in interest, as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ Douglas Dietrich
Douglas Dietrich Senior Vice President - Finance and Treasury, Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 21, 2016